               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549


                                  FORM 10 - SB
                                AMENDMENT NO. 3


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                RENT USA, INC.
                              -------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                             33-5695839
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(STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                       PO BOX 10, SAN DIMAS, CA 91773-0010
                   ------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                                 (909) 590-3063
                          ---------------------------
                          (ISSUER'S TELEPHONE NUMBER)

   Any correspondence on this registration statement should be directed to Brian Dvorak at Globalwide Investment Co. by fax: (702) 214-4228 and by mail at: 3450 E Russell Rd
Las Vegas, Nevada 89120

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

        TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

        ---------------------------     ------------------------------

        ---------------------------     ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                          Common Stock - .001 Par Value
                        Preferred Stock - -.001 Par Value
                        -------------------------------
                                (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Rent USA, Inc., a developmental stage company ("Rent USA, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                                      4

Item 1.  Description of Business                                            4

Item 2.  Management's Discussion and Analysis or Plan of Operation          4
Item 3.  Description of Property                                           15
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                               15
Item 5.  Directors, Executives, Officers and Significant Employees         16
Item 6.  Remuneration of Directors and Executive Officers                  17
Item 7.  Interest of Management and Others in Certain Transactions         17
Item 8.  Legal Proceedings                                                 17

Part II                                                                    18

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                               18
Item 2.  Recent Sales of Unregistered Securities                           18
Item 3.  Description of Securities                                         18
Item 4.  Indemnification of Directors and Officers                         19

Part F/S                                                                   19

Item 1.  Financial Statements                                              19
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure                            20

Part III                                                                   20

Item 1.  Index to Exhibits                                                 20
Item 2.  Description of Exhibits                                           20

Signatures                                                                 20

Part I

Item 1.  Description of Business

Rent USA, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

The Company was originally organized under the laws of the State of Delaware in 1998, as RENT USA, INC, Delaware Company. On November 17, 1999 the Company changed its domicile to the State of Nevada and is now doing business as RENT USA, INC., a Nevada Corporation.(See Part III, Articles of Incorporation and Agreement and Plan of Merger, which is the document vehicle required by the state of Nevada to change the company to Nevada).

Rent USA is in the business of selling and renting construction and multipurpose equipment to construction firms, contractors, and other users of commercial machinery.

On November 17, 1999, the Company purchased heavy duty construction equipment valued at $7,110,588.00 from Pacific Standard Financial Group, Inc. ["PSFG"] in exchange for common stock in the Company and assumption of certain debt obligations. On December 10, 1999, the Company issued 1,098,289 shares of common stock and assumed four promissory notes which PSFG owed to Bill Williamson totaling $1,571,409.60. The common stock issued to PSFG was issued pursuant to
Section 4(2) of the Securities & Exchange Act of 1933, as amended, which allows the issuance of unregistered securities in exchange for assets. These securities contain a legend condition which restricts their sale to the general public for a period of one year from the date of issuance and then allows the stock to be registered and sold pursuant to Regulation 230.144 by the filing of a Form 144 with the Commission.

The Company also entered into a Marketing Agreement with Northland Supply Company ["Northland"], a sole proprietorship owned by Denzel Harvey, a disabled veteran and brother of Al Harvey, the Chief Executive Officer of the Company. Under the terms of this agreement Rent USA, Inc. will provide Northland with rental equipment and supplies which Northland will, in turn, rent to the construction industry. Northland is certified by the State of California as a Disabled Veterans Business Enterprise (DVBE) provider under the state of DVBE California program.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Customer Profile-General
------------------------

The Company intends to provide services in four categories:

1. Equipment Rentals - the principal service, consists of renting equipment to small and large contractors, and construction companies.

2. Equipment Sales - The sale of new and used equipment to small and large contractors and construction companies. The Company is presently negotiating an agreement whereby it will become a dealer for New Holland, a manufacturer of heavy construction equipment.

3. Re-Rentals - this means re-renting equipment which the Company must rent from others and does not own, then re-renting that equipment to an end user at an anticipated 20% markup over the amount which the Company must pay the owner of the equipment.

4. Trade Rentals - this means renting equipment on a long term basis to other rental yards, which they, in turn, will mark up and re-rent to the general public at a markup, generally 20%.

Presently, the Company has no agreements other than with Northland for re-rentals or trade rentals. Also, presently, the Company has no agreements with anyone for equipment sales. As a result, at the beginning, the only source of income will be from the rental of equipment which the Company owns to contractors and to Northland.

Geographic Service Area
-----------------------

The proposed geographic marketing area for the company at present will be limited to the southwest United States and will only include Southern California, Nevada, Utah and Arizona.

Industry Analysis
-----------------

According to the American Rental Association, the trade group for the equipment rental business, construction and development in the United States has continually increased over the last twenty years. Due to this gradual increase of activity, demand for rental construction equipment and machinery has been sustained at a relatively high level. The Association states that it has seen gradual movement in the business from small, family owned, single facility rental yards to large corporations with multiple facilities. As detailed in "1999 Rental Year in Review" during the past year, there were changes that were "unprecedented in the world of tool rentals. "These changes represented mergers, hostile takeovers and consolidations." As a result, the Company believes that in a time of large corporations without the local service which small business owners formerly gave their customers, there is an opportunity for Rent USA to take advantage of this consolidation to build a business limited to heavy construction machinery and equipment by providing superior customer service through a strategy of being in close proximity to the customer, by being able to respond to customer needs in a timely and appropriate manner.

The equipment rental market as a whole has been growing at a rapid rate in excess of 20% annually based on revenues reported to the American Rental Association by its 7200 member organizations throughout the United States. The market for these products amounted to $3 billion in 1996, increased to 3.5 billion in 1997 and continued to rise by a similar increase in 1998, according to Rental Equipment Register, the trade publication of the American Rental Association.

These trends which have been noticed by the American Rental Association have not been broken down into regions and for that reason, the Company has no definitive evidence that these trends exist in the Southwestern United States where the Company intends to build its business. However, there is, likewise, no evidence to the contrary and management believes that the national trends apply to the Southwestern United States as well as to other areas.

It is management's opinion that one of the areas of greatest growth in the equipment rental market is in the area of rentals to contractors fulfilling state and federal contracts. This is the area where Northland will have an advantage because of its DVBE certification. There are only 600 DVBE registered businesses in the California and only one in the heavy construction field according to the Disabled Veterans Alliance. The alliance between the Company and Northland should have a positive impact on the ability of the Company to obtain business. The reason for this is due to the fact that Northland has an advantage over other non DVBE companies when bidding on federally mandated construction projects. The most recent version of the law passed by Congress and by the California State Legislature requires that at least 3% of all contracts let in State and federally mandated projects be to DVBE owned companies. It should be noted that Rent USA, Inc. is not a DVBE registered company nor does it intend to obtain such a registration. However, the Company's alliance with Northland, will, in management's opinion, have a positive and beneficial affect.

Currently, the entire equipment rental market is shared by approximately 7,000 equipment rental yards across the United States, with United Rental Corporation positioned as the market leader.

Through acquisitions, United Rental has amassed over $1.7 billion in rental revenues for fiscal 1998. United Rental began its acquisition strategies upon its inception in 1997.

The service area for Rent USA, Inc. is a twelve-month construction Area. The Southwestern United States does not experience any disruption in construction due to weather or other seasonal issues which should also be advantageous to assuring regular cash flow.

Because the company has no operating history, it is impossible at this time to state the utilization rate for the Company's equipment, that is, the percentage of time which the equipment will be rented to customers as opposed to the time that it sits in the yard unrented and not generating income. The Company believes that its utilization rate will be comparable to those in the industry, averaging approximately 55%.

Prospects for Growth
--------------------

The Company's goal is to become a highly visible and regionally known company providing affordable and well maintained equipment for the construction industry.

This is to be accomplished in two ways. The first is direct rental of equipment which the Company already owns to the construction industry. Because this equipment is housed mainly in the Southern California area near the Nevada border, it can be rented in either the Southern California or Southern Nevada areas.

The second way in which the Company intends to grow is through the acquisition of other heavy equipment rental yards who are already in business in the targeted area of Southern California, Nevada, Utah and Arizona. It is anticipated that these acquisitions will be made in exchange for common or preferred stock in the Company and, in certain circumstances, for cash in addition to either common or preferred stock, or both.

Presently, the Company has no acquisitions which it has targeted and no discussions are being had with any owner of any rental yard concerning an acquisition or merger with the Company.

When the Company does find an acquisition target, one of the requirements will be that the financial statements of that acquired entity must be audited as a condition to the merger or acquisition.

Management has developed projections for the first year of operations which show that based upon the amount of business available in the Company's immediate service area of California and Nevada, and based upon the Company's in-house survey of major construction jobs which will require the rental of heavy equipment during the next year. Additionally, the Company is negotiating an agreement with New Holland, a major heavy equipment manufacturer, to become a licensed dealer for new heavy construction machinery in Southern California and Nevada. If this negotiation is successful, then the Company is hopeful that it can build gross revenues of approximately $800,000.00 per month by the end of the first calendar year of operations. The Company has developed projections which are attached as Exhibit 2.1 to this Registration Statement which show how the Company intends to develop its business over the first calendar year beginning in January, 2000. The income and expense figures for the first four months from January through April, 2000 are actual on the projections and the balance of the year is projected based upon the Company's belief as to how gross revenue and costs should develop over that period.

It should be noted, however, that the Company presently has no financial resources and no ability to develop the business without financial assistance. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under credit facilities is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

If the Company is unable to obtain financing, it will not be able to meet its projected revenue goals.

Advertising and Promotion
-------------------------

The Company's overall advertising and promotional objectives are to position the firm as a leader in the equipment rental market in its regional area of Southern California, Nevada, Utah and Arizona.

The Company intends to develop an advertising campaign built around the message of "we will be there when you need a job done right", beginning with a "who we are" statement and supporting it with ads that reinforce this message.

Additionally, the Company intends to develop a consistent and ongoing program to reach out to the market throughout the year to always look toward increasing market share once its revenue stream begins. Combined with standard advertising practices, the Company intends to gain recognition through direct mail and targeted marketing efforts (such as phone solicitations, and Internet advertisements) to past and current customers of Denzel Harvey, the owner of Northland who has been in business since 1995 and past customers of Al Harvey who has been involved in the equipment rental business since 1992.

Whether the Company will be able to gain the leadership position it contemplates by its advertising campaign will depend upon many factors which are beyond the control of the Company and which may result in the Company failing to obtain the objectives which were intended.

Competition
-----------

The equipment rental industry is highly fragmented and competitive. The Company's competitors include: public companies or divisions of public companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc. United Rentals, Inc. and Rental Service Corporation); regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers.

With respect to the Company's plans to sell new equipment as a dealer for New Holland, it will have major competition from other heavy equipment dealers who are more intrenched into the marketplace including dealerships for such well known manufacturers as Caterpillar and John Deere. New Holland has an old name in the farm equipment manufacturing business but is new to the heavy construction equipment business having been recently purchased by Fiat of Italy.

The Company believes that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. Certain of the Company's competitors are larger and have greater financial resources than the Company.

With respect to State and Federal contracts for Northland which will be bid under the provisions of DVBE, even though there are no other disabled veteran owned companies bidding for heavy equipment rentals in California, this program only gives the bidder an advantage in bidding and is no assurance that Northland will obtain the bid which could well go to lower bidders or bidders who are more suited to furnishing the exact equipment needed for a particular job.

Patents
-------

The Company does not hold trademarks, copyrights or patents.

Regulations
-----------

The Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. Because of the agreement between the Company and Northland which is owned by Denzel Harvey, a disabled veteran, Northland is able to favorably compete on all expenditures for State of California and Federal public works projects. The agreement between Northland and the Company provides for an exclusive marketing arrangement whereby the Company will provide the material, equipment and supplies for all of Northland's projects. The agreement is for seven years and is renewable. The agreement is written and signed by both parties. Other than this law, no material regulations govern this business enterprise beyond standard business practices and licenses.

Employees
---------

The Company has no organized labor and/or union agreements. The heavy equipment rental industry has minimal seasonal impact to the employees. The Company will maintain industry standard health and other necessary benefits for its key employees which will be expanded upon on further filings and when the Company has additional cash flow necessary to offer these benefits.

The Company currently holds a 7 year term Employment Contract with the Chief Execution Officer, Al Harvey dated July 27, 1998. The contract agrees upon the duties and compensation between the two parties. (See attached Employment Contract in Part III Item 1 in this registration).

Risk Factors
------------

Principal components of the Company's growth strategy includes expansion through an ongoing acquisition program, the opening of start-up locations, and internal growth. However, there can be no assurance that the Company will successfully implement its growth strategy or that, if implemented, such strategy will result in ongoing profitability. In addition, the Company may not make acquisitions unless certain financial conditions are satisfied or the consent of new lenders is obtained.

Furthermore, there can be no assurance that the Company's growth rate will be comparable to the past or future growth rate of the overall equipment rental industry or any segment thereof. The Company's growth strategy involves a number of risks and uncertainties, including:

AVAILABILITY OF ACQUISITION TARGET AND SITES FOR START UP LOCATIONS.

The Company may encounter substantial competition in its efforts to identify and acquire appropriate acquisition candidates and sites for start-up locations, which could have the effect of increasing prices for acquisitions or such sites. There can be no assurance that the Company will succeed in identifying appropriate acquisition candidates or sites for start-up locations or that the Company will be able to acquire any acquisition candidate or site that it does identify on terms that are acceptable to the Company.

CERTAIN RISKS RELATED TO START UP LOCATIONS.

The Company expects that start-up locations may initially have a negative impact on results of operations and margins due to several factors, including: (i) the Company will incur significant start-up expenses in connection with establishing each start-up location and (ii) it will generally take some time following the commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

NEED TO INTEGRATE NEW OPERATIONS.

As the Company grows, the Company intends to focus substantial efforts on the efficient integration of new operations, the elimination of duplicitous costs and the reduction of overhead. There can be no assurance, however, that the Company will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations.

NEED TO RECRUIT ADDITIONAL PERSONNEL.

The Company will require additional personnel in order to implement its growth strategy and support expanded operations. Accordingly, the Company is in the process of recruiting additional operating, acquisition, finance and other personnel from the equipment rental industry and from other industries. There can be no assurance, however, that the Company will succeed in recruiting the requisite qualified personnel as and when needed.

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

The Company's growth strategy will require substantial capital investment. Capital will be required by the Company for, among other purposes, completing acquisitions, establishing new rental locations, integrating completed acquisitions, acquiring rental equipment and maintaining the condition of its rental equipment. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under credit facilities is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

Although the Company will perform due diligence investigation of each business that it might acquire, there may nevertheless be liabilities of the Acquired Companies or future acquired companies that the Company fails or is unable to discover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. The Company will seek to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller, which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

DEPENDENCE ON MANAGEMENT

The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company does not presently maintain "key man" life insurance with respect to members of senior management. The Company's rental locations shall be managed by local managers who have extensive experience in the equipment rental industry and substantial knowledge of the local markets served. These managers shall be generally former owners or employees of the businesses acquired by the Company. The loss of one or more of these managers may have a material adverse effect on the Company in the event that the Company is unable to find a suitable replacement in a timely manner.

NEED FOR INTEGRATED INFORMATION TECHNOLOGY SYSTEMS

The Company is in the process of analyzing an integrated information technology system that will link all future locations, integrate operating and financial data on a Company-wide basis, and enable the real-time tracking of rental transactions, equipment availability, inventory and other data. The Company expects that this system will become operational at substantially all the Company's locations by September 2000. The Company thereafter will be required to expand the system on an ongoing basis as it adds locations. Although the Company expects the system to become operational in September 2000, there can be no assurance that the Company will not encounter unexpected delays or that such system when operational will function in accordance with the Company's expectations. Failure of the system to become operational or to function as expected could negatively impact the Company's ability to implement its growth strategy. Until the new system is operational, each acquired business will continue to use the systems that it had in place at the time it was acquired.

COMPETITION

The equipment rental industry is highly competitive and rapidly consolidating. The Company's competitors include public companies or divisions of public companies; regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Certain of the Company's competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants or that equipment manufacturers will not commence, or increase their efforts, to rent or sell equipment directly to the Company's customers. In addition, to the extent that competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby affecting operating results.

SENSITIVITY TO GENERAL ECONOMIC AND WEATHER CONDITIONS

The Company believes that the equipment rental business is sensitive to changes in economic conditions and that demand for rental equipment can be reduced significantly by adverse weather conditions. There can be no assurance that the Company's business and financial condition will not be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and industrial activity.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations (which generally will require a period of time to become profitable) and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors. These factors, among others, may result in the Company's results of operations in some future periods not meeting expectations, which could have a material adverse impact on the market price of the Common Stock.

LIABILITY AND INSURANCE

The Company maintains liability insurance which is currently limited to $1,000,000.00 per occurrence. The Company is subject to various possible claims, including claims for personal injury or death caused by equipment rented or sold by the Company or motor vehicle accidents involving Company delivery and service personnel and compensation and other employment related claims which could exceed the amount of any insurance which the Company presently carries. In addition, the Company does not maintain insurance coverage for environmental liability, since the Company believes that the cost for such coverage is high relative to the benefit that it provides. Furthermore, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by the Company's insurance. There can be no assurance that insurance will continue to be available to the Company on economically reasonable terms, if at all, that existing or future claims will not exceed the level of the Company's insurance or relate to matters not covered by the Company's insurance (such as environmental liability), or that the Company will have sufficient capital available to pay any uninsured claims.

ENVIRONMENTAL REGULATION

The Company uses hazardous materials, such as solvents, to clean and maintain its rental equipment and generates and disposes of wastes such as used motor oil, radiator fluid, solvents and batteries. In addition, the Company currently dispenses, or may in the future dispense, petroleum products from underground and above-ground storage tanks located at certain rental locations. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations.

CONFLICTS OF INTEREST.

Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they devote attention, and they may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company.

POSSIBLE NEED FOR ADDITIONAL FINANCING.

The Company has no funds, and as such, funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

REGULATION OF PENNY STOCKS.

The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

NO OPERATING HISTORY.

The Company has no operating history and no revenues from operations. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

NO ASSURANCE OF SUCCESS OR PROFITABILITY.

There is no assurance that the Company will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION.

The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.

Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

LACK OF DIVERSIFICATION.

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its target industry and therefore increase the risks associated with the Company's operations.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT.

The Company currently has several key individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible business opportunities by the Company, they should critically assess the information concerning the Company's officers and directors.

LACK OF CONTINUITY IN MANAGEMENT.

The Company does not have an employment agreement with any of its officers and directors other than Al Harvey, the Chief Executive Officer, and as a result, there is no assurance that they will continue to manage the Company in the future.

INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DIRECTOR'S LIABILITY LIMITED.

The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

DEPENDENCE UPON OUTSIDE ADVISORS.

To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

LEVERAGED TRANSACTIONS.

There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

NO FORESEEABLE DIVIDENDS.

The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS.

The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un-issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

LIMITED PUBLIC MARKET EXISTS.

There is a limited public market for the Company's common stock, and no assurance can be given that a market will continue or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. The market price for the Company's stock may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Legal and Governmental
----------------------

Expansive rights were given to DVBE companies through California law in 1989 and Federal law in 1999. Although unlikely, it is proper to note that Federal DVBE guidelines, which were signed into law (public law 106-50) in the Third Quarter of 1999, and/or the State of California DVBE guidelines could conceivably be revised downward at some future date. This might cause a loss of business that would otherwise come to the Company through its exclusive agreement with Northland, a DVBE certified company. This in turn might cause a loss of income and viability in the marketplace. The Company will remain abreast of this possibility and other legal issues facing the rental industry through following research reported in the "Rental Equipment Register" (RER) and other industry publications, and by retaining on-going legal and accountant counsel to address legal and tax issues.

Item 3.  Description of Property

The Company has agreed to lease a 2 acre yard and office space in Chino, California. The lease term expires on February 28, 2003. The base rent is $3,250 per month. Until the Company actually commences business operations, the rent has been paid by Al Harvey who holds the lease to the premises in Chino where the Company's equipment is stored.

The Company also owns heavy construction equipment which was valued as of February 10, 1999 by T.E. Kaplan, heavy construction equipment appraiser, as having a present fair market value of $4,800,011.00, attachments such as dozer blades, shovels and buckets, with a value of $752,879.25, new parts for the heavy equipment in inventory with a value of $723,189.00, office equipment, shop equipment and tools with a value of $878,078.75.

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

The Company is authorized to issue 20,000,000 shares of common stock. It had 6,098,289 shares of common stock outstanding as of December 31, 1999 with approximately 30 shareholders of record.

On March 26, 1999, the Company sold 5,000,000 shares of common stock for $5,000.00 in cash which was exempt from registration pursuant to Regulation D,
Section 504 of the Securities & Exchange Act of 1933, as amended, to expand its shareholder base.

Then, on December 10, 1999, the Company issued 1,098,289 shares to PSFG in exchange for the purchase of heavy construction equipment, attachments such as dozer blades, shovels and buckets, new parts for the heavy equipment in inventory, office equipment, shop equipment and tools.

The following table sets forth information, to the best knowledge of the Company as of December 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.

Name and Address of               Amount of          Percentage
Beneficial Owner                  Ownership          Ownership
----------------                  ---------          ---------

Pacific Standard Financial
Group (1)                         1,098,289          .18009%

Al Harvey, Chief Executive
Officer and Director                  1,500          .00024%

(1)  The majority beneficial owner of Pacific Standard Financial Group is:

Mark Roser
711 S. Carson Street, #4
Carson City, Nevada 89701

There are numerous other minority shareholders of the company among whom are the following:

Jon King
Barbara Green
Pam Richards
Dan Shaw
Diane Taylor
Diane Jensen
Shauri Law
Gary King
Cecil Jacobson

The addresses for these persons may be obtained by making a request to Mark Rosen at the address set forth above.


Item 5.  Directors, Executives, Officers and Significant Employees

The directors and officers of the Company are as follows:

Name               Age             Position
------------    -------     --------------------

Al Harvey           56         Chairman, Chief Executive Officer, Director
Dan McCoy           37         President, Chief Financial Officer, Director
Gary Hulbert        63         Vice President & Regional Manager


Management Responsibilities
----------------------------

Al Harvey, Chairman, Chief Executive Officer, Director

Mr. Harvey will act to develop and maintain the company vision. He will oversee all areas and company departments. He will Approve all financial obligations, will seek business opportunities and strategic alliances with other organizations, will plan, develop and establish policies and objectives of business organization in accordance with board directives and company charter, direct and coordinate financial programs to provide funding for new or continuing operations in order to maximize return on investments and increase productivity.

Goals include: To form Rent USA into one of the premier equipment rental companies in the Unites States by maintaining quality of equipment, service and reliability to facilitate increased revenues, profitability, and exposure.

Dan McCoy, President, Chief Financial Officer, Director

Mr. McCoy will work closely with Al Harvey to develop revenue and profitability goals. His essential obligation is to work with investors and creditors to raise required capital to meet Companies funding requirements, to work with CEO to target and review feasibility of potential acquisitions and to oversee the Company's overall accounting and tax liabilities. Finally, he will work with Sales Managers to establish optimal sales levels and pricing.

Gary Hulbert, Vice President, Regional Manager, Director

Mr. Hulbert will oversee the Southern California Divisions of the Company to ensure maximum profitability and adherence to Board mandated policies and directives.

Management Team Backgrounds
---------------------------

Al Harvey, Chairman, Chief Executive Officer, Director

Al Harvey was from 1995 to February of 1999, president of Big Iron Rental, a California based construction equipment rental company with approximately 2 million dollars in annual sales during the last full year of operation. Prior to 1995, Mr. Harvey worked as sales manager from L. D. Harvey Equipment Rental Company in Chino, California which, when Mr. Harvey left the company was grossing approximately 3.8 million dollars in annual sales. From approximately August of 1981 until 1992 when he joined L. D. Harvey, he owned and operated Alvin Harvey Construction Company of Oren, Utah, specializing in single family residential construction.


Daniel L. McCoy, President, Chief Financial Officer, Director

Mr. McCoy has extensive experience in the banking and finance area. Previous position held include: January 1995 to December 1999, President and founder of Ayrlett Company a small manufacturer and marketer of injection molded plastic valves used in the plumbing industry. That company had gross sales in 1999 of approximately $450,000.00. From January 1994 to January 1995, Mr. McCoy was the First Vice President of International Industrial Bank of Moscow Russia. Prior to that time, from June 1991 to December 1993, he was Vice President & Manager of International Banking, Union Bank of California. From 1986 to June 1991, he was Vice President & Manager, International Treasury Services for Standard Chartered Bank of London.


Gary Hulbert, Vice President, Regional Manager, Director

With more than 40 years heavy equipment sales and management experience, Mr. Hulbert brings great depth to the Rent USA management team. He was the owner of Southland Equipment up until December 1999. Prior to forming his own business in May 1989 he had been Equipment Salesman for Western Equipment Sales from November 1985 and Operations Manager for Scott Machinery Co. from 1982 to 1985. >From 1979 until 1982 he was a partner in Sealpoint Diving & Salvage Company. Prior to that time going back to 1959 he worked for Sheppard Machinery as a mechanic.

Item 6.  Remuneration of Directors and Executive Officers

                           Annual                   (a)Off Balance
Name:                      Comp.                     Sheet Sales (1)
-----------------------------------------------------------------------------
Al Harvey, CEO          $ 225,000
Dan McCoy, PRES & CFO   $ 150,000
Gary Hulbert, VP&RM     $  84,000                 1% of gross sales price (1)
Open - Controller       $  42,000


(1) "Off Balance Sheet Sales" means sales of used construction equipment placed with the Company by others for sale on a consignment basis and do not become a part of the Company's balance sheet. The Company will earn a commission of from 6% to 12% of the gross sales price for the piece of equipment sold and the Company will pass on a portion of that sales commission, normally 1% of the gross commission to the sales person who made the sale.

Directors are not compensated at this time for serving in the capacity as a director and it is not anticipated that directors will receive any compensation for their service.

Item 7.  Interest of Management and Others in Certain Transactions

There are no conflicts of interest, self dealing, or contracts (other than employment contracts) signed between the company and principals of the company, and there are no loans made by the company to any officers or directors.

Item 8.  Legal Proceedings

There is no litigation pending at this time.

Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters

Dividends have not been issued by the Company. The market value is to be determined.

The Company's stock is not presently listed on any stock exchange and is not being publicly traded. It is anticipated that the Company will apply to become registered for sales on the OTC and OTCBB of the NASDAQ stock exchange.

Item 2.  Recent Sales of Unregistered Securities

On December 10, 1999, the Company issued 1,098,289 shares to PSFG in exchange for the purchase of heavy construction equipment, attachments such as dozer blades, shovels and buckets, new parts for the heavy equipment in inventory, office equipment, shop equipment and tools. These shares contain a legend condition restricting their sale and were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, which authorizes the issuance of stock in exchange for assets. These shares may be registered one year after their issue date and may be sold to the general public after filing a Form 144 pursuant to Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

Item 3.  Description of Securities

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Company's presently has 6,089,289 shares of Common Stock issued and outstanding which are held by approximately 30 shareholders of record. No preferred stock is issued or outstanding.

Common Stock.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares.

Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Rent USA, Inc.


                                 Rent USA, Inc.
                        (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                December 31, 1999



                        TABLE OF CONTENTS

                                                           PAGE
INDEPENDENT AUDITORS' REPORT                               F-1

BALANCE SHEET - ASSETS                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY       F-3

STATEMENT OF OPERATIONS                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF CASH FLOWS                                    F-6

NOTES TO FINANCIAL STATEMENTS                              F-7

James E. Slayton, CPA
2858 WEST MARKET STREET
SUITE C
FAIRLAWN, OHIO 44333
1-330-865-3553

                          INDEPENDENT AUDITORS' REPORT


Board of Directors                                     December 31, 1999
Rent USA, Inc. (The Company)
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of Rent USA, Inc. (A Development Stage Company) as of December 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period July 27, 1998 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rent USA, Inc., (A Development Stage Company), as of December 31, 1999, and the results of its operations and cash flows for the period July 27, 1998 (Date of Inception) to December 31, 1998, the fiscal year ended December 31, 1999, and the cumulative period from inception to December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                      AS OF
                                December 31, 1999


                                     ASSETS

   ASSETS



CURRENT ASSETS
Cash                                                                    0.00
                                                               --------------
Total Current Assets                                                    0.00

PROPERTY AND EQUIPMENT
Property and Equipment(net of depreciation                      7,110,588.00
                                                               --------------
Total Property and Equipment                                    7,110,588.00

OTHER ASSETS
Organization Costs(net of amortization)                                 0.00
                                                               --------------
Total Other Assets                                                      0.00
                                                               --------------
TOTAL ASSETS                                                   $7,110,588.00
                                                               ==============



                 See accompanying notes to financial statements
                                       F-2

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                      AS OF
                                December 31, 1999

                              LIABILITIES & EQUITY


CURRENT LIABILITES
Accounts Payable                                                      910.00
                                                               --------------
Total Current Liabilities                                             910.00

OTHER LIABILITIES
Noncurrent Liabilities                                          1,661,721.00
                                                               --------------
Total Other Liabilities                                         1,661,721.00

                                                               --------------
Total Liabilities                                               1,662,631.00

   EQUITY
Common Stock, $0.001 par value, authorized 20,000,000
  shares; issued and outstanding at 12/31/1999,
  6,098,289 common shares                                           6,098.00
Additional Paid in Capital                                      5,490,347.00
   Preferred Stock, $0.001 par value, authorized 5,000,000,
   none issued                                                          0.00
Retained Earnings (Deficit accumulated during development
stage)                                                            (48,488.00)
                                                               --------------
Total Stockholders' Equity                                      5,447,957.00
                                                               --------------
   TOTAL LIABILITIES & OWNER'S EQUITY                          $7,110,588.00
                                                               ==============


                 See accompanying notes to financial statements
                                       F-3


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
             July 27, 1998 (Date of Inception) to December 31, 1999



                                 Date of Inception  Twelve Months  Date of Inception
                                      to                to               to
                                  Dec. 31, 1999     Dec. 31, 1999    Dec. 31, 1998
                                  -------------     -------------    -------------
   REVENUE
    Sales                                0.00              0.00            0.00

   COSTS AND EXPENSES
   General and Administrative        5,910.00          5,910.00            0.00
   Depreciation Expense             42,578.00         42,578.00            0.00
                                   -----------       -----------     -----------
     Total Costs and Expenses       48,488.00         48,468.00            0.00
                                   -----------       -----------      ----------
             Net Income or (Loss)  (48,488.00)       (48,488.00)           0.00
                                   -----------       -----------      ----------


Weighted average number of common
   shares outstanding               5,109,829         5,109,629            0.00

   Basic Net Loss Per Share             (0.01)            (0.01)



                 See accompanying notes to financial statements
                                       F-4


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
              July 27, 1998(Date of Inception) to December 31, 1999





                                                                    Deficit
                                                                Accumulated
                           Common                  Additional        During          Total
                            Stock                     Paid-in   Development  Stockholder's
                           Shares        Amount       Capital         Stage         Equity
                     ------------  ------------ -------------  ------------ --------------
Balances as of
December 31, 1998              0             0              0            0              0

March 26, 1999         5,000,000      5,000.00           0.00                    5,000.00
Issued for cash

December 10, 1999      1,098,289      1,098.00   5,490,347.00                5,491,445.00
Issued as part of
December 10, 1999
purchase agreement

Net loss                                                        (48,488.00)    (48,488.00)

                     ------------  ------------ -------------  ------------ --------------
Balances as of
   December 31, 1999   6,098,289   $  6,098.00  $5,490,347.00  ($48,488.00) $5,447,957.00
                     ============  ============ =============  ============ ==============


                 See accompanying notes to financial statements
                                       F-5


                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
             July 27, 1998 (Date of Inception) to December 31, 1999


                                 Date of Inception  Twelve Months  Date of Inception
                                       to                to               to
                                  Dec. 31, 1999     Dec. 31, 1999   Dec. 31, 1998
                                  -------------     -------------   -------------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net (loss) from operations          ($48,488.00)     ($48,488.00)          0.00

 Adjustments to reconcile net
 income to net cash used
 in operating activities:

 Depreciation Expense                  42,578.00        42,578.00           0.00

 Increase in accounts payable             910.00           910.00           0.00
                                      -----------      -----------    -----------
 Net cash provided by
 operating activities                  (5,000.00)       (5,000.00)          0.00

CASH FLOWS FROM INVESTING ACTIVITIES
 Net cash in investing activities           0.00             0.00           0.00
                                      -----------      -----------    -----------
 Net cash used by investing activities      0.00             0.00           0.00

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of Capital Stock              5,000.00         5,000.00           0.00
                                      -----------      -----------    -----------
 Net cash provided by
 financing activities                       0.00             0.00           0.00


 Net increase (decrease) in cash            0.00             0.00           0.00
 Balances as at end of period               0.00             0.00           0.00


                 See accompanying notes to financial statements
                                       F-6

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized July 27, 1998 (Date of Inception) under the laws of the State of Delaware, as Rent USA, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On March 26, 1999, the Company issued 5,000,000 shares of its $.001 par value common stock for $5,000.00 in cash to expand its shareholder base.

     On or about November 17, 1999, the Company incorporated in Nevada solely for the purpose of moving the corporate domicile to Nevada.

        On December 10, 1999, the Company issued 1,098,289 shares of its $.001 par value common stock as part of an asset purchase agreement which became effective on November 17, 1999. The Company assumed related liabilities in the amount of $1,661,721.00.

     The Company has 20,000,000 of $.001 par value common stock authorized and 5,000,000 of $.001 par value preferred stock authorized.

     There have been no other issuances of equity or Common Stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2.  Recognition of revenue from sales:

     Revenues from equipment rentals are recognized as earned as time passes from rights to use assets (rentals) which extend continuously over time based on contractual rights established in advance.

     Revenues from facilitating sales of used equipment are recognized only when the asset sale is consummated and until that time no revenue is recognized.

     The Company had no revenue from sales of any kind through the end of the period which was on December 31, 1999.

     3.  The cost of organization was expensed when incurred.

     4. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

     5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     6. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation utilizing the following depreciation schedule:

Heavy Equipment 10 years, straight line method Shop & Tools 7 years, straight line method Furniture & Other Equipment 5 years, straight line method

The amount of depreciation recorded during the calendar year 1999 was $42,578.00.

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

     7. The Company experienced losses since its inception on July 28, 1998 (Date of inception) to December 31, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. There has not been any deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized.

     8.  The Company has adopted December 31 as its fiscal year end.

     9.  The Company records its inventory at cost.

     10. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

     11. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                 Rent USA, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

     Minor out of pocket expenses for office supplies for such things as fax costs and paper costs during the calendar year ended 1999 are not reflected in these financial statements and were provided without charge by Al Harvey, Chief Executive Officer and Director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS

    The Company has agreed to lease a 2 acre yard and office space in Chino, California. The lease term expires on February 28, 2003. The base rent is $3,250 per month. The Company only purchased its equipment in December, 1999 and rent on the space in Chino had already been paid by Al Harvey for the month of December, 1999. The Company did not actually commence business operations until the year 2000 when the Company will commence paying rent.

>From November 17, 1999 when the Company obtained title to the equipment, through the end of the year on December 31, 1999, there were no repairs, maintenance costs, costs for corporate offices or payroll.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company gave a note as part of the asset purchase agreement in the amount of $1,661,721. The note is due 180 days after the closing of the asset purchase agreement and has an interest rate of 8.5% annually.

Item 2. Changes in and Disagreements With Accountant on Accounting and Financial Disclosure

None.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1          Nevada Article of Incorporation*

3.2          Nevada By Laws*

10.1         Employment Contract between Rent USA, Inc. and Mr. Al Harvey*

10.2         Marketing Agreement between Big Iron Rental and Northland Supply
             Company*

10.3         Agreement and Plan of Merger*

* Previously filed as an exhibit to the Company's Form 10-SB.



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Rent USA, Inc.
                                       (Registrant)


Date: March 6, 2000                    By: /s/ Al Harvey
                                       -----------------------
                                               Al Harvey
                                               Chairman
                                       20